UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                        Comtech Telecommunications Corp.
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   20582620900
                                   -----------
                                 (CUSIP Number)


                            Thomas E. Constance, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                November 4, 1998
                                   -----------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|




                               Page 1 of 9 pages

                                  SCHEDULE 13D
CUSIP No. 20582620900                                         Page 2 of 9 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    James A. Mitarotonda
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   SEE ITEM 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             39,700 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        39,700 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11) AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
    39,700 (See Item 5)
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                  [_]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.5% (See Item 5)
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 20582620900                                         Page 3 of 9 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Edmund H. Shea, Jr.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   SEE ITEM 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             45,528  (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        45,528  (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11) AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
    45,528  (See Item 5)
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                  [_]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.7% (See Item 5)
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 20582620900                                         Page 4 of 9 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Barington Capital Group, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   SEE ITEM 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             45,215 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        45,215 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11) AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
    45,215 (See Item 5)
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                  [_]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.7% (See Item 5)
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------

                                                             Page 5 of 9 Pages


                                  SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 4 to a Statement on Schedule 13D (the "Statement") relates to the sale by Edmund H. Shea, Jr. ("Mr. Shea") of shares of Common Stock, par value $.10 per share (the "Common Stock"), of Comtech Telecommunications Corp., a Delaware corporation (the "Company"), the sale by Barington Capital Group, L.P. ("Barington") of shares of Common Stock of the Company and the sale by James A. Mitarotonda ("Mr. Mitarotonda") of shares of Common Stock of the Company. The information set forth in Item 1 of Amendment No. 1 to the Statement ("Amendment 1") is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

         The information set forth in Item 2 of Amendment 1 and Schedule 1 to Amendment No. 2 to the Statement ("Amendment 2") is incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Except as set forth below, the information set forth in Item 3 of each of Amendment 1, Amendment 2 and Amendment 3 to the Statement ("Amendment 3") is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

         The information set forth in Item 4 of each of Amendment 1, Amendment 2 and Amendment 3 is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Except as set forth below, the information set forth in Item 5 of each of Amendment 1, Amendment 2 and Amendment 3 is incorporated herein by reference.

               "A.  Mr. Mitarotonda

                    (a) Mr. Mitarotonda beneficially owns an aggregate of 39,700 shares of Common Stock, representing approximately 1.5% of the shares of Common Stock outstanding./1/

                    (c) Through Barington as his broker-dealer,  Mr. Mitarotonda effected the following transactions in the 60 days ended November 4, 1998: (i) on October 29, 1998, Mr. Mitarotonda sold 300 shares of Common Stock at a price of $9.2362 per share."

--------

/1/ Based upon 2,672,004 shares of Common Stock reported by the Company to be outstanding as of October 26, 1998 in its Annual Report on Form 10-K for the fiscal year ended July 31, 1998.

                                                              Page 6 of 9 Pages

              "B. Mr. Shea

                    (a) Mr. Shea beneficially owns an aggregate of 45,528 shares of Common Stock, representing approximately 1.7% of the shares of Common Stock outstanding.1/

                    (c) Through Barington as his broker-dealer, Mr. Shea effected the following transactions in the 60 days ended November 4, 1998: (i) on October 7, 1998, Mr. Shea sold 5,000 shares of Common Stock at a price of $6.6050 per share, (ii) on November 4, 1998, Mr. Shea sold 5,000 shares of Common Stock at a price of $8.5024 per share, and (iii) on November 5, 1998, Mr. Shea sold 3,000 shares of Common Stock at a price of $8.875 per share."

               "C. Barington Capital Group

                    (a) Barington beneficially owns an aggregate of 45,215 shares of Common Stock, representing approximately 1.7% of the shares of Common Stock outstanding. The 100,000 underwriter's warrants Barrington received in connection with the Company's initial public offering in July 1993 expired unexercised in July 1998.1/

                    (c) Barington effected the following transactions in the Common Stock held in its investment account in the 60 days ended November 4, 1998: on September 24, 1998, Barington sold 1,000 shares of Common Stock at a price of $8.00 per share.

                    As of the close of business on November 4, 1998, Barington's trading account held a short position of 530 shares of Common Stock. Shares of Common Stock acquired or sold by Barington in connection with such market making activities during the period ended November 4, 1998, are not reflected in the calculation of shares beneficially owned by Barington in paragraph (a) above. During the 60 days ended November 4, 1998, in connection with its market-making activities, Barington purchased an aggregate of 32,200 shares of Common Stock and sold an aggregate of 25,870 shares of Common Stock at prices ranging from $5-1/8 per share to $9-5/8 per share."


                    "(e) The Reporting Persons,  Mr.  Mitarotonda,  Mr. Shea and
               Barington, ceased to be the beneficial owners of an aggregate of more than 5% of the Common Stock on November 4, 1998. Accordingly, the Reporting Persons no longer have a reporting obligation under Section 13(d) of the Exchange Act with respect to the Common Stock, and the Reporting persons intend not to further amend their report on Schedule 13D to reflect changes in the facts set forth herein which may occur after the date hereof."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

               None.

                                                              Page 7 of 9 Pages




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  November 11, 1998


                                                 /s/ James A. Mitarotonda
                                                 ------------------------
                                                 James A. Mitarotonda

                                                              Page 8 of 9 Pages





                                           SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  November 11, 1998


                                                   /s/ Edmund H. Shea, Jr.
                                                   -----------------------
                                                   Edmund H. Shea, Jr.

                                           SIGNATURE


               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  November 11, 1998


                                      BARINGTON CAPITAL GROUP, L.P.

                                      By: LNA CAPITAL CORP., its general partner



                                      By: /s/ James A. Mitarotonda
                                         -------------------------
                                      Name:  James A. Mitarotonda
                                      Title: President